SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F___✓___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___✓___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Early Warning Report dated January 16, 2002 regarding the proposed acquisition of control of 33,600 Common Shares of the registrant by funds managed by Fidelity Management & Research Company and Fidelity Management Trust Company.

2. Press Release of the registrant dated January 16, 2002 announcing the acquisition of control of 33,600 Common Shares of the registrant by certain funds managed by Fidelity Management & Research Company and Fidelity Management Trust Company.

3. Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of January, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

February 20, 2002

By: ______________________
Roberto Geremia
Vice-President Finance and Chief Financial Officer

Early Warning Report

This report is made pursuant to:
Subsection 101 of the Securities Act (Ontario)
Subsection 111 of the Securities Act (British Columbia)
Subsection 110 of the Securities Act, 1988 (Saskatchewan)
Subsection 92 of the Securities Act (Manitoba)
Subsection 141 of the Securities Act (Alberta)
Subsection 107 of the Securities Act (Nova Scotia)
Subsection 102 of the Securities Act (Newfoundland)
Section 147.11 of the Securities Act (Quebec)

(a)Name and address of Offerors:

Fidelity Management & Research Company ("FMR Co.")
Fidelity Management Trust Company ("FMTC")
82 Devonshire Street
Boston, MA, 02109

FMR Co., FMTC, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

33,600 shares (or 0.07 %) of Boardwalk Equities Inc.'s outstanding common stock by funds managed by Fidelity. Fidelity acquired control but not ownership of the securities purchased in this transaction.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

Fidelity has collective control over 5,039,700 shares (or 10.04%) of Boardwalk Equities Inc.'s outstanding common stock.

(d) *The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

Not applicable.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:*

FMR Co. has control over 3,954,400 shares (or 7.87%) of Boardwalk Equities Inc.'s outstanding common stock.
FMTC has control over 1,085,300 shares (or 2.16%) of Boardwalk Equities Inc's outstanding common stock.

(e) *Market where the transaction or occurrence took place:*

New York Stock Exchange

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Fidelity fund and trust account purchases have been made for investment purposes only and not with the purpose of influencing the control or direction of Boardwalk Equities Inc. The Fidelity funds and trust accounts may, subject to market conditions, make additional investments in or dispositions of securities of Boardwalk Equities Inc. in the future, including additional purchases of the common stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Boardwalk Equities Inc.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

Certain affiliates and associates of Fidelity and certain persons and companies of whom Fidelity is an associate may be presumed to be joint actors with Fidelity. The filing of this report, however, is not an admission that any entity described above is a joint actor with any other entity.

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

Signed on the 16th day of January, 2002 by

"Eric Roiter"

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries.

PRESS RELEASE

For Immediate Release - Boston, Massachusetts – 16 January, 2002

Fidelity Management & Research Company and Fidelity Management Trust Company, of 82 Devonshire Street, Boston, Massachusetts, USA, (hereinafter referred to as "Fidelity") announce that certain funds for which Fidelity serves as investment adviser have purchased 33,600 shares of Boardwalk Equities Inc.'s outstanding common stock. Fidelity has control but not ownership of these shares. As a result of the purchase, Fidelity holds 5,039,700 (or 10.04%) of Boardwalk Equities Inc.'s outstanding common stock. Fidelity's purchase of Boardwalk Equities Inc.'s outstanding common stock was executed on the New York Stock Exchange.

Fidelity fund purchases have been made for investment purposes only and not with the purpose of influencing the control or direction of Boardwalk Equities Inc. The Fidelity funds may, subject to market conditions, make additional investments in or dispositions of securities of Boardwalk Equities Inc., including additional purchases of common stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Boardwalk Equities Inc.

For all inquiries, please contact:

Kim Flood
Director, Corporate Communications
Fidelity Investments Canada Ltd.
(416) 217-7566

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	January 31, 2002
Date Prepared:	March 4, 2002
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding – Opening Balance				3,647,834
Options Granted:	**(Add)**			
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	740,722
Subtotal				
Options Exercised:	**(Subtract)**			
Date	**Name**	**Date of Grant**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	3,400
Subtotal				
Options Cancelled:	**(Subtract)**			
Date	**Name**	**Date of Grant**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	21,070
Subtotal				
Closing Stock Option Plan Balance				**4,364,086**

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction		
Issued and Outstanding – Opening Balance		**49,852,681**
Stock Options Exercised		3,400
Share Purchase Plan		
Warrants - No Warrants held in Calgary		
Private Placement		
Issuer Bid Cancellation		406,600
Closing Issued Capital Balance		**49,449,481**

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